Exhibit 21.1

SUBSIDIARIES OF

MACHTEN, INC.

The entities listed below will be the subsidiaries of MachTen, Inc. at the time of the Distribution.

1.	LMT Holding, LLC*

2.	Lynch Michigan Telephone Holding Corporation*

3.	Upper Peninsula Telephone Company

4.	Michigan Central Broadband Company, LLC

5.	Alpha Communications Limited, Inc.

*        The Company intends to dissolve LMT Holding, LLC and Lynch Michigan Telephone Holding Corporation following the Distribution.